FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

   (Mark One)

☒            ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number:  1-13923

Wausau Paper Corp. Savings and Investment Plan

(Full title of the plan and the address of the plan, if different from the issuer named below)

Wausau Paper Corp.

100 Paper Place

Mosinee, WI 54455-9099

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

WAUSAU PAPER CORP. SAVINGS
AND INVESTMENT PLAN

TABLE OF CONTENTS

Page

REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012

2

Statements of Changes in Net Assets Available for Benefits for the

Years Ended December 31, 2013 and 2012

3

Notes to Financial Statements

4–11

SUPPLEMENTAL SCHEDULE—

12

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

as of December 31, 2013

13

All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants

of the Wausau Paper Corp.

Savings and Investment Plan

Mosinee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Wausau Paper Corp. Savings and Investment Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

Wipfli LLP

June 27, 2014

Wausau, Wisconsin

WAUSAU PAPER CORP. SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012

Assets
Cash	$ 71,846	$ –

Investments, at fair value	167,521,478	203,038,895

Receivables:
Employer	1,123,199	1,534,600
Participants	1,395	131,066
Notes receivable from participants	1,822,180	3,449,781
Pending Trades	42,234	–
Accrued income	50,203	252,417

Total receivables	3,039,211	5,367,864

Total assets	170,632,535	208,406,759

Liabilities
Pending trades	–	146,583

Net assets available for benefits at fair value	170,632,535	208,260,176

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	102,655	(1,886,000)

Net assets available for benefits	$170,735,190	$206,374,176

See notes to financial statements.

WAUSAU PAPER CORP. SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012

Investment income:
Net appreciation in fair value of investments	$ 36,380,808	$ 17,357,454
Interest	1,436,657	1,944,530
Dividends	1,221,573	1,650,141
Other	–	78,303
	39,039,038	21,030,428
Less investment expenses	(264,404)	(274,776)
	38,774,634	20,755,652
Interest income on notes receivable from participants	87,344	117,380

Net investment income	38,861,978	20,873,032

Contributions:
Employer	9,311,101	5,178,543
Participant	6,148,966	8,318,155
Participant rollovers	279,579	388,523

Total contributions	15,739,646	13,885,221

Deductions from net assets attributed to – benefits paid to participants	90,240,610	28,661,860

Net increase (decrease) in net assets available for benefits	(35,638,986)	6,096,393
Net assets available for benefits at beginning of year	206,374,176	200,277,783

Net assets available for benefits at end of year	$170,735,190	$206,374,176

See notes to financial statements.

WAUSAU PAPER CORP. SAVINGS
AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.

PLAN DESCRIPTION

The following brief description of the Wausau Paper Corp. Savings and Investment Plan (the “Plan”) is provided for general information purposes only. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Section 401 of the Internal Revenue Code (“IRC”). Participants should refer to the Plan document, as amended, for more complete information.

An employee initially becomes eligible to participate at times varying from one day of service to 120 days of service, depending upon the employee’s classification and his or her employment date.

General—The Plan was established on January 1, 1988. It is a defined contribution plan that covers all full-time salaried, non-union hourly and all collectively bargained common law employees of Wausau Paper Corp. and its subsidiaries (the “Company”).

Contributions—Participants are allowed to contribute up to 50% of their gross annual compensation, as defined in the Plan document, subject to certain statutory limitations.

The Plan allows participants to rollover distributions from another employer’s retirement plan or an annuity contract as contributions, subject to certain restrictions. Participants may deposit any portion of a distribution that has not been taxed, provided the deposit is eligible for rollover under the IRC. These deposits are not subject to the contribution limitations under the IRC. The Company does not match these contributions.

The Plan includes an automatic enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.  Effective January 1, 2013, the Plan also includes an automatic escalation provision whereby the deferral percentage for participating employees shall increase by an additional 1% if their deferral rate is less than 10% or they have made an election to opt out of the automatic increase.

Non-Bargained Employees— The Company match on non-bargained participant contributions is 100% of the first 4% of eligible compensation as defined in the Plan.  In addition, the Company makes non-elective contributions of 2% of eligible compensation up to the Social Security-defined wage base, plus 4% above the wage base to a maximum eligible compensation amount as defined in the Plan.  Employees must work 1,000 hours in a plan year, and be actively employed on December 31, or have terminated employment during the Plan year after attaining age 55 and ten years of vesting service, to receive the non-elective contribution.

Bargained Employees— During 2013 and 2012, the Company matching contribution differed by collective bargaining unit. Bargained employees of certain collective bargaining units do not receive a matching contribution while other employees receive a matching contribution. The maximum matching contribution of any collective bargaining unit was $2.19 per $1.00 contributed up to 3% of a participant’s annual gross compensation.  The Plan provides an additional defined contribution to bargained employees of one certain collective bargaining unit.  The maximum matching contribution is $0.80 per each hour of service credited to the employee up to 2,080 hours in the Plan year.

During 2013, employees of certain bargaining units obtained special contributions ranging from $2,000 to $24,200 as part of the Effects Agreement between Wausau Paper Mills, LLC and United Steelworkers Union Local, 2-221, Local 2-316, Local 2-15 and Local 2-1778, to buy out any and all retiree health benefits provided under their Collective Bargaining Agreements effective on June 26, 2013, the closing date of the sale of ownership of operations located at 100 Main Street, Mosinee, Wisconsin and 515 W. Davenport Street, Rhinelander, Wisconsin.

Participant Accounts—Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer contributions, as well as the participant’s share of the Plan’s income (loss) and any related administrative expenses. Allocations are based on the proportion that each participant’s account balance has to the total of all participants’ account balances.

Investment Options—The Plan allows participants to direct the investment of all contributions and related earnings (losses) among various registered investment companies (e.g. mutual funds), a common/collective trust (stable value fund), and a Company common stock fund.  The amount of  contributions allocated by a participant to the Company common stock fund is limited to 10%.  This limitation applies only to the contributions and related earnings made to the Plan after January 1, 2011.

Allocation of Investment Income (Loss)—Each participant’s account is allocated investment income (loss) based upon the specific investment options chosen and in the proportion that an individual participant’s account balance bears in relation to total account balances under the Plan.

Vesting—Participants are fully vested in their salary deferral and rollover contributions plus earnings/losses thereon. Vesting in the Company’s matching contributions plus actual earnings/losses thereon is based on years of service and the participant’s employment status as either non-bargained or bargained.

Non-bargained participants are fully vested in the Company’s contributions made prior to January 1, 2011 after three years of vesting service, or at the rate of 33 ⅓% per year of service. Bargained participants vest in the Company’s matching contributions according to varying vesting schedules depending on the terms of the applicable collective bargaining agreement. A year of vesting consists of a calendar year in which an employee works a minimum of 1,000 hours for the Company.  As of January 1, 2011, non-bargained participants have immediate full vesting in Company matching and non-elective contributions made after January 1, 2011.

Participant contributions and earnings thereon, rollover contributions, and vested Company contributions and earnings thereon may be withdrawn for any reason after a participant reaches age 59 ½ or at any age if a participant demonstrates financial hardship. Non-bargained employees may only withdraw amounts contributed prior to January 1, 2011.  Financial hardship withdrawals are subject to government regulation and may be subject to a 10% penalty.

During 2013 participants within certain bargaining units were fully vested in the Company’s contributions as part of the Effects Agreement between Wausau Paper Mills, LLC and United Steelworkers Union Local, 2-221, Local 2-316, Local 2-15 and Local 2-1778 effective on June 26, 2013, the closing date of the sale of ownership of operations located at 100 Main Street, Mosinee,

Wisconsin and 515 W. Davenport Street, Rhinelander, Wisconsin. The termination of these employees constituted a partial termination and was treated as such with full vesting of impacted participants.

Payment of Benefits—On termination of service due to death, disability, or retirement, the vested portion of a participant’s account is payable to the participant, or a named beneficiary, based on the participant’s elected payment method. The payment options available are lump-sum or periodic payments.

Forfeitures—Plan forfeitures arise as a result of participants who terminate service with the Company before becoming fully vested in the Company’s contribution. These forfeitures are used to reduce future Company contributions. The amount of forfeitures available at December 31, 2013 and 2012 was $86,440 and $108,189, respectively.  During the years ended December 31, 2013 and 2012, employer contributions were reduced by $54,061 and $79,214, respectively, from forfeited nonvested accounts.

Notes Receivable From Participants— As of January 1, 2011, non-bargained participant contributions, rollover contributions, and Company contributions are not eligible for participants loans.  Non-bargained participants continue to be allowed to borrow from participant contributions and rollover contributions made prior to January 1, 2011.  Loan transactions are treated as a segregated investment of the participant’s accounts. Loan terms range from one to five years or longer if for the purchase of a primary residence. Loans may not exceed the lesser of 50% of the participant’s account balance or $50,000, and are secured by the balance in the participant’s account. The loans bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Plan. Interest rates on existing loans range from 3.00% to 7.25% at December 31, 2013. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, outstanding balances become due and payable to the Plan, unless the borrower elects to continue making repayments in accordance with the promissory note evidencing the loan.

Plan Expenses—Administrative expenses charged by the third party administrator and all other expenses incurred in conjunction with the Plan are paid by the Company. Investment advisory and management fees are allocated proportionately to Plan participants based on their respective account balances. Loan fees are charged directly to the participant’s account against the investment option for which the loan was originally charged.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all account balances of the participants become fully vested. The account will be held under the Plan and continue to accrue investment earnings until all vested benefits have been distributed according to the terms of the Plan.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Notes Receivable From Participants—Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent notes are reclassified as distributions based upon the terms of the Plan document.

Benefits—Benefits are recorded when distributed.  The amount of benefit payments requested in 2013 that were distributed in 2014 was $164,734. The amount of benefit payments requested in 2012 that were distributed in 2013 was $457,838.

Investment Valuation and Income Recognition—The Plan’s various registered investment companies, investments in common/collective trusts, and company stock fund investments, are recorded at fair value in accordance with Accounting Standards Codification (“ASC”) Topic 820 on the last day of the Plan year.  ASC 820 discusses acceptable valuation techniques and inputs to these techniques.  These inputs are assumptions market participants use in pricing investments.  ASC 820 establishes a fair value hierarchy that prioritizes the inputs, which are summarized as follows:

Level 1 – Quoted prices in active markets (e.g., NYSE, NASDAQ, or other exchange) for assets identical to the securities to be valued.  If a level 1 input is available, it must be used.

Level 2 – Inputs other than quoted market prices that are observable for securities, either directly or indirectly.  Examples include matrix pricing utilizing yield curves, quoted prices for similar assets in active markets, and inputs derived from observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs, which contain assumptions by the party valuing those assets.  For level 3 inputs, there is no market data or correlations with market assumptions.

As described in ASC Topic 946, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by ASC 946, the Statements of Net Assets Available for Benefits present the fair value of the BMO Employee Benefit Stable Principal Fund investment contract, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.  Accordingly, the investments as of December 31, 2013 and 2012, have been adjusted by $102,655 and ($1,886,000), respectively, to reflect fully benefit-responsive investment contracts at fair value with a corresponding adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Securities transactions are accounted for on a trade-date basis (the date the order to buy or sell is executed).

Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

Net appreciation in fair value of investments on the statements of changes in net assets available for benefits includes both unrealized appreciation or depreciation and realized gains and losses. Interest and dividends are identified separately.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including registered investment companies (e.g. mutual funds), a common/collective trust, and company stock fund investments. Investment securities are exposed to various risks including but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Subsequent Events— Subsequent events have been evaluated through the date that the financial statements were issued.

3.

FAIR VALUE MEASUREMENT

The following summarizes the classification of investments by level and method of valuation in accordance with the requirements of ASC 820:

		Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2013	(Level 1)	(Level 2)	(Level 3)

Registered investment companies:
Small cap funds	$ 9,689,59	$ 9,689,595	$ –	$ –
Mid cap funds	3,820,635	3,820,635	–	–
Large cap funds	53,969,250	53,969,250	–	–
International funds	13,056,499	13,056,499	–	–
Balanced funds	39,873,310	39,873,310	–	–
Fixed Income	503,400	503,400	–	–
Total registered investment companies	120,912,689	120,912,689	–	–

Common/collective trusts:
Stable principal	41,338,026	–	41,338,026	–

Wausau Paper Corp. Company Stock Fund stock	5,270,763	5,270,763	–	–
Total	$167,521,478	$126,183,452	$41,338,026	$ –

		Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2012	(Level 1)	(Level 2)	(Level 3)

Registered investment companies:
Small cap funds	$ 10,564,810	$ 10,564,810	$ –	$ –
Mid cap funds	2,749,648	2,749,648	–	–
Large cap funds	52,783,178	52,783,178	–	–
International funds	15,857,625	15,857,625	–	–
Balanced funds	49,425,449	49,425,449	–	–
Fixed Income	981,135	981,135	–	–
Total registered investment companies	132,361,845	132,361,845	–	–

Common/collective trusts:
Stable principal	64,752,656	–	64,752,656	–

Wausau Paper Corp. Company Stock Fund stock	5,924,394	5,924,394	–	–
Total	$203,038,895	$138,286,239	$64,752,656	$ –

Certain reclassifications have been made to the 2012 classificaiton of investments by level to conform to the 2013 classifications by level.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

•

Investments in registered investment companies are valued using quoted market prices.

•

Investments in common/collective trusts are valued by the issuer utilizing quoted market prices of the underlying investments included in the common/collective trust.  The Plan’s fair value is based on the Plan’s proportionate ownership of the underlying investments.  The common/collective trust’s objective is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund and is primarily invested in traditional and synthetic investment contracts.  As of December 31, 2013 and 2012, there are no unfunded commitments on the funds.  The funds are able to be redeemed with written notice, on a daily basis, for the years ended December 31, 2013 and 2012.  The fund does not require a redemption notice period.

•

The Wausau Paper Corp. Company Stock Fund consists of common stock of Wausau Paper Corp. and cash and/or money market investments sufficient to help accommodate daily transactions and is valued using quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.

INVESTMENTS

The following table presents investments that individually represent 5% or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012:

	Asset Fair Value
	2013	2012
Registered investment companies:
American Beacon Large Cap Value Fund	$13,455,879	$13,164,205
Artisan International Fund	10,729,771	13,112,727
DFA US Small Cap Value Fund	9,689,595	10,564,810
Oakmark Equity & Income Fund	17,183,933	22,323,223
T Rowe Price Institutional Large Cap Growth Fund	28,427,557	28,303,886
Vanguard Institutional Index	12,085,814	11,315,087

Investment contracts between financial institutions―
common/collective trust-
BMO Employee Benefit Stable Principal Fund, at
contract value	$41,440,681	$62,866,656

During 2013 and 2012, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	Net Change in
	Fair Value
	2013	2012

Wausau Paper Corp. Company Stock Fund	$ 2,466,276	$ 438,377
Registered investment companies	33,914,532	16,919,077

	$36,380,808	$17,357,454

5.

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012, to Form 5500:

	2013	2012

Net assets available for benefits per the financial statements	$170,735,190	$206,374,176
Participant loans in default	–	(1,874)

Net assets available for benefits per Form 5500	$170,735,190	$206,372,302

The following is a reconciliation of the changes in net assets available for benefits per the financial statements a for the years ended December 31, 2013 and 2012, to Form 5500:

	2013	2012
Net increase (decrease) in net assets available for benefits per
the financial statements	$(35,638,986)	$6,096,393
Participant loans in default	1,874	(1,874)

Net increase (decrease) in net assets available for benefits per Form 5500	$(35,637,112)	$6,094,519

6.

FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 12, 2014, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC.  The Plan has not been amended since last receiving the determination letter.  The plan administrator and Plan’s benefits counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, they believe the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in process.  The Plan administrator believes it is no longer subject to tax examinations for years prior to 2008.

7.

RELATED PARTY TRANSACTIONS

The Plan invests in the Wausau Paper Corp. Company Stock Fund. In addition, certain plan investments represent shares of a common/collective trust fund managed by the trustee, BMO Harris Bank, N.A. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.  During the years ended December 31, 2013 and 2012, total fees paid by the Plan for investment management services were $264,404 and $274,776, respectively.

Notes receivable from participants also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

******

SUPPLEMENTAL SCHEDULE

FURNISHED PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

WAUSAU PAPER CORP. SAVINGS AND INVESTMENT PLAN
EIN: 39-0690900 PN: 003
FORM 5500, SCHEDULE H, PART IV, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013
		(c)
	(b)	Description of Investment Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value
*	BMO Harris Bank, N.A.	Wausau Paper Corp. Common Stock
		–Wausau Paper Corp. Company Stock Fund	**	$ 5,270,763
*	BMO Harris Bank, N.A.	Common/collective trust
		–BMO Employee Benefit Stable Principal Fund	**	41,440,681
	BlackRock Investments LLC	Registered investment company
		–BlackRock Lifepath 2020 Portfolio	**	5,686,985
	BlackRock Investments LLC	Registered investment company
		–BlackRock Lifepath 2030 Portfolio	**	7,806,335
	BlackRock Investments LLC	Registered investment company
		–BlackRock Lifepath 2040 Portfolio	**	2,402,403
	BlackRock Investments LLC	Registered investment company
		–BlackRock Lifepath 2050 Portfolio	**	3,264,613
	BlackRock Investments LLC	Registered investment company
		–BlackRock Lifepath Retirement Fund	**	3,529,041
	DFA US Small Cap Value Fund	Registered investment company
		– DFA US Small Cap Value Fund	**	9,689,595
	Artisan International Fund	Registered investment company
		–Artisan International Fund	**	10,729,771
	The William Blair Small-Mid Cap Growth Fund	Registered investment company
		–The William Blair Small-Mid Cap Growth Fund	**	3,820,635
	American Beacon Large Cap Value Fund	Registered investment company
		–American Beacon Large Cap Value Fund	**	13,455,879
	T Rowe Price Institutional Large Cap Growth Fund	Registered investment company
		–T Rowe Price Institutional Large Cap Growth Fund	**	28,427,557
	PIMCO All Asset Fund	Registered investment company
		–PIMCO All Asset Fund	**	503,400
	Oakmark Equity & Income Fund	Registered investment company
		–Oakmark Equity & Income Fund	**	17,183,933
	Vanguard Institutional Index Fund	Registered investment company
		–Vanguard Institutional Index Fund	**	12,085,814
	Dodge & Cox International Fund	Registered investment company
		–Dodge & Cox International Fund	**	2,326,728
*	Various Participants	Participant loans (maturing 2014-2018 at
		interest rates of 3.00%–7.25%)	-0-	1,822,180
	Total assets (held at end of year)			$169,446,313

	*Party-in-interest
	**Cost information is not required for participant –directed investments and therefore is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Wausau Paper Corp. Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WAUSAU PAPER CORP.

INVESTMENT COMMITTEE

DATE:  June 27, 2014

By:  CURTIS R. SCHMIDT

Curtis R. Schmidt

Member

EXHIBIT INDEX

to

FORM 11-K

of

WAUSAU PAPER CORP.

SAVINGS AND INVESTMENT PLAN

for the year ended December 31, 2013

Pursuant to Section 102(d) of Regulation S-T

(17 C.F.R. §232.102(d))

Exhibit 23.1

Consent of Wipfli LLP